DDJ CAPITAL MANAGEMENT, LLC

130 Turner Street

Building 3, Suite 600

Waltham, MA 02453

January 7, 2019

Mr. Jeremy O. May

President

ALPS Series Trust

1290 Broadway, Suite 1100

Denver, CO 80203

Re:	ALPS Series Trust (the “Trust”) – DDJ Opportunistic High Yield Fund (the “Fund”)

Dear Mr. May:

This letter confirms the agreement of DDJ Capital Management, LLC (the “Adviser”) with the Trust to contractually limit the total amount of the “Management Fees” that it is entitled to receive from the Fund and to reimburse “Other Expenses” to the extent required.

The Adviser agrees to limit the Total Annual Fund Operating Expenses (as defined in Item 3 of Form N-1A) of the Fund (excluding Distribution and Service (12b-1) Fees, Shareholder Servicing Fees, Acquired Fund Fees and Expenses, brokerage expenses, interest expenses, taxes and extraordinary expenses) to an annual rate of 0.79% of the Fund’s average daily net assets for each of the Institutional Class, Class I and Class II shares through January 31, 2020. The Adviser will reduce the fee payable with respect to the Fund to the extent of such excess and/or shall reimburse the Fund (or class as applicable) by the amount of such excess. If applicable, the waiver or reimbursement shall be allocated to each class of the Fund in the same manner as the underlying expenses or fees were allocated.

The Trust shall invoice the Adviser with respect to any such reimbursement amounts owed by the Adviser to the Trust. Any such invoices are payable upon receipt. Invoices should be delivered via email to the Adviser at accountspayable@ddjcap.com, or such other email address as the Adviser may instruct the Trust.

The Adviser further agrees that such fee waivers and reimbursements for the Fund are effective as of February 1, 2019 and shall continue at least through January 31, 2020.

The Adviser will be permitted to recover, on a class-by-class basis, expenses it has borne through this letter agreement (whether through reduction of its management fee or otherwise) only to the extent that the applicable Fund’s expenses in later periods do not exceed the lesser of (1) the contractual expense limit in effect at the time the Adviser waives or limits the expenses or (2) the contractual expense limit in effect at the time the Adviser seeks to recover the expenses. Notwithstanding the foregoing, the Fund will not be obligated to pay any such deferred fees or expenses more than three years after the date on which the fee and expense was reduced, as calculated on a monthly basis.

DDJ CAPITAL MANAGEMENT, LLC

By:	/s/ David J. Breazzano
Name:	David J. Breazzano
Title:	President

Your signature below acknowledges acceptance of this letter agreement:

ALPS SERIES TRUST

By:	/s/ Jeremy O. May
Name:	Jeremy O. May
Title:	President

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